FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934

                         For the month of May 2004

                                12 May 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                          Form 20-F X        Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                            Yes                No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                 EXHIBIT INDEX

EXHIBIT NO. 1 Press release of British Sky Broadcasting Group plc announcing completion of tender process for FA Premier League Rights released on 12 May 2004



12 May 2004

            BSkyB concludes tender process for proposed sub-licence
                          of FA Premier League rights


BSkyB announced today that it had concluded the tender process for the proposed sub-licence of the rights to broadcast six or eight FA Premier League games live in the UK for each of the three seasons from 2004-5 to 2006-7.

None of the bids received during the tender process attained the reserve price per match which had previously been agreed with the European Commission. Sky will not, therefore, sub-license these rights.

                                      end

Enquiries:

Press:

Corporate Communications:
Julian Eccles                            Tel: 020 7705 3267
Robert Fraser                            Tel: 020 7705 3036


Sky Sports:
Chris Haynes                             Tel: 020 7705 3905


Analysts/Investors:
Neil Chugani                             Tel: 020 7705 3837
Andrew Griffith                          Tel: 020 7705 3118